SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of  October, 2007

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

NOTICE TO THE MARKET

São Paulo, November 1st, 2007 - Votorantim Celulose e Papel S.A. (VCP) - (NYSE: VCP; BOVESPA: VCPA4), one of Latin America’s largest pulp and paper producers, pursuant to Brazilian regulation (CVM nº 358/02), hereby announces:

1.  Pursuant to the terms of the material fact released on August 1st, 2007, VCP and Suzano Papel e Celulose S.A. (“Suzano”) signed an agreement for the sale of their respective interests in the Ripasa’s units located in Cubatão and Limeira, to MD Papéis Ltda.

2.  Following the material fact, the parts hereby announce the conclusion of the agreement, as of today, when MD Papéis Ltda. assumes the management of the units located in Cubatão and Limeira.

The Cubatão unit has a production capacity of approximately 61,000 tons per year of graphic, editorial and special printing and writing papers. The Limeira unit has a production capacity of approximately 58,000 tons per year of cardboard.

This transaction consolidates an important restructuring process of Ripasa and is aligned with the company’s commitment within CADE (Administrative Council for Economic Defense) related to the Ripasa’s acquisition.

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